Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2025

Unaudited Financial Results

SHENZHEN, CHINA, August 28, 2025 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Revenues were RMB89.9 million (US$12.5 million), an increase of 13% year-over-year.
•	Cost of revenues was RMB30.2 million (US$4.2 million), an increase of 13% year-over-year.
•	Gross profit was RMB59.6 million (US$8.3 million), an increase of 13% year-over-year.
•	Total operating expenses were RMB60.8 million (US$8.5 million), an increase of 11% year-over-year.
•	Net income was RMB0.5 million (US$68 thousand), compared with a net loss of RMB1.3 million for the same quarter last year.
•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB21 thousand (US$4 thousand), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB1.0 million for the same quarter last year.
•	Adjusted net income (non-GAAP) was RMB0.8 million (US$0.1 million), compared with a RMB0.4 million adjusted net loss for the same quarter last year.
•	Adjusted EBITDA (non-GAAP) was RMB1.2 million (US$0.2 million), compared with RMB1.6 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We have had the best quarter in Aurora Mobile’s history! In this quarter, we recorded the first ever quarterly U.S. GAAP net income. This is a remarkable achievement and is a cumulation of things that we have executed well. The great operational results that contributed to net income quarter include:

•	Our global flagship product, EngageLab, continues to expand and scale globally with an increase of 210 new customers in Q2’2025 and a significant 67% year-over-year revenue growth.

•	Secondly, the Group’s total revenue of RMB89.9 million, achieving a remarkable 13% year-over-year growth. This RMB89.9 million was at the higher end of the guidance we have provided.

•	Thirdly, our Financial Risk Management business had another great quarter, recording solid revenue growth of 27% year-over-year.

•	Fourthly, Net Dollar Retention Rate stood at 99% for our core Developer Subscription business for the trailing 12 months period ended June 30, 2025.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We are encouraged by the spectacular Q2’2025 results we have delivered. As we look ahead for the rest of 2025, we are very optimistic and confident about our ability to execute against the things we can control.

Chris and I are thankful for the dedication and commitments by the teams. This quarter's exceptional performance is a true testament to the effort they put in day-in and day-out. We are truly honored to come to work side by side with such an exceptional group everyday!”

Second Quarter 2025 Financial Results

Revenues were RMB89.9 million (US$12.5 million), an increase of 13% from RMB79.4 million in the same quarter of last year, attributable to a 14% increase in revenue from Developer Services and a 10% increase in revenue from Vertical Applications. In particular, the revenues from Value-Added Services within Developer Services increased by 30% compared to the same quarter of last year.

Cost of revenues was RMB30.2 million (US$4.2 million), an increase of 13% from RMB26.7 million in the same quarter of last year. The increase was mainly due to a RMB2.4 million increase in media cost and a RMB3.2 million increase in technical service cost. The impact is partially offset by a RMB2.6 million decrease in short messaging cost.

Gross profit was RMB59.6 million (US$8.3 million), an increase of 13% from RMB52.8 million in the same quarter of last year.

Total operating expenses were RMB60.8 million (US$8.5 million), an increase of 11% from RMB54.8 million in the same quarter of last year.

•	Research and development expenses were RMB26.0 million (US$3.6 million), an increase of 10% from RMB23.7 million in the same quarter of last year, mainly due to a RMB1.3 million increase in personnel costs, a RMB0.5 million increase in technical service expense, and a RMB0.2 million increase in cloud cost.

•	Sales and marketing expenses were RMB22.7 million (US$3.2 million), an increase of 11% from RMB20.5 million in the same quarter of last year, mainly due to a RMB0.9 million increase in personnel costs and a RMB0.4 million increase in marketing expense.

•	General and administrative expenses were RMB12.2 million (US$1.7 million), an increase of 14% from RMB10.7 million in the same quarter of last year, mainly due to a RMB0.7 million increase in personnel costs and a one-time RMB0.8 million loss on disposal of property and equipment.

Loss from operations was RMB0.9 million (US$0.1 million), compared with RMB1.0 million in the same quarter of last year.

Net income was RMB0.5 million (US$68 thousand), compared with a RMB1.3 million net loss in the same quarter of last year.

Adjusted net income (non-GAAP) was RMB0.8 million (US$0.1 million), compared with a RMB0.4 million adjusted net loss in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was RMB1.2 million (US$0.2 million) compared with RMB1.6 million for the same quarter of last year.

The cash and cash equivalents and restricted cash were RMB119.8 million (US$16.7 million) as of June 30, 2025 compared with RMB119.5 million as of December 31, 2024.

Business Outlook

For the third quarter of 2025, the Company expects the total revenue to be between RMB88.0 million and RMB91.0 million, representing year-over-year growth of approximately 11% to 15%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of June 30, 2025, the Company had repurchased a total of 322,649 ADS, of which 27,470 ADSs, or around US$294.9 thousand were repurchased during the second quarter in 2025.

Conference Call

The Company will host an earnings conference call on Thursday, August 28, 2025 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI7d56f557f4374f0da4a7b80ded8cc8ef

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net (loss)/income and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net (loss)/income as net (loss)/income excluding share-based compensation. The Company defines adjusted EBITDA as net (loss)/income excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses/(benefits) and share-based compensation.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net (loss)/income.

The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Net Dollar Retention Rate

Net Dollar Retention Rate is calculated for a trailing 12-month period by first identifying all Developer Subscription customers (excluding private cloud business) in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	79,441	88,961	89,860	12,544	143,965	178,821	24,962
Cost of revenues	(26,670)	(30,117)	(30,215)	(4,218)	(44,822)	(60,332)	(8,422)
Gross profit	52,771	58,844	59,645	8,326	99,143	118,489	16,540
Operating expenses
Research and development	(23,652)	(24,607)	(25,958)	(3,624)	(46,333)	(50,565)	(7,059)
Sales and marketing	(20,478)	(23,303)	(22,651)	(3,162)	(37,869)	(45,954)	(6,415)
General and administrative	(10,677)	(12,676)	(12,190)	(1,702)	(23,609)	(24,866)	(3,471)
Total operating expenses	(54,807)	(60,586)	(60,799)	(8,488)	(107,811)	(121,385)	(16,945)
Other operating income	1,055	197	210	29	2,634	407	57
Loss from operations	(981)	(1,545)	(944)	(133)	(6,034)	(2,489)	(348)
Foreign exchange gain/(loss), net	12	38	143	20	(11)	181	25
Interest income	195	236	314	44	2,382	550	77
Interest expenses	(42)	(39)	(6)	(1)	(48)	(45)	(6)
Other (loss)/income	(20)	-	34	5	(5)	34	5
Gains from fair value change	15	38	73	10	38	111	15
Loss before income taxes	(821)	(1,272)	(386)	(55)	(3,678)	(1,658)	(232)
Income tax (expenses)/benefits	(483)	(336)	882	123	(239)	546	76
Net (loss)/income	(1,304)	(1,608)	496	68	(3,917)	(1,112)	(156)
Less: net (loss)/income attributable to noncontrolling interests	(304)	944	517	72	(518)	1,461	204
Net loss attributable to Aurora Mobile Limited’s shareholders	(1,000)	(2,552)	(21)	(4)	(3,399)	(2,573)	(360)
Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.01)	(0.03)	(0.00)	(0.00)	(0.04)	(0.03)	(0.00)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,603,736	63,254,710	63,394,534	63,394,534	62,645,540	63,325,008	63,325,008
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	208	(82)	(188)	(26)	286	(270)	(38)
Total other comprehensive income/(loss), net of tax	208	(82)	(188)	(26)	286	(270)	(38)
Total comprehensive (loss)/income	(1,096)	(1,690)	308	42	(3,631)	(1,382)	(194)
Less: comprehensive (loss)/income attributable to noncontrolling interests	(304)	944	517	72	(518)	1,461	204
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(792)	(2,634)	(209)	(30)	(3,113)	(2,843)	(398)

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	119,171	119,422	16,671
Restricted cash	376	391	55
Accounts receivable	50,804	54,114	7,554
Prepayments and other current assets	14,264	16,503	2,302
Total current assets	184,615	190,430	26,582
Non-current assets:
Long-term investments	113,506	113,339	15,822
Property and equipment, net	4,573	3,151	440
Operating lease right-of-use assets	17,146	17,399	2,429
Intangible assets, net	13,767	12,100	1,689
Goodwill	37,785	37,785	5,275
Deferred tax assets	131	11	2
Other non-current assets	6,510	6,779	945
Total non-current assets	193,418	190,564	26,602
Total assets	378,033	380,994	53,184
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	3,000	-	-
Accounts payable	32,691	38,387	5,359
Deferred revenue and customer deposits	147,111	156,095	21,790
Operating lease liabilities	4,461	4,766	665
Accrued liabilities and other current liabilities	74,370	68,449	9,555
Total current liabilities	261,633	267,697	37,369
Non-current liabilities:
Operating lease liabilities	13,376	13,055	1,822
Deferred tax liabilities	3,059	2,118	296
Other non-current liabilities	567	567	79
Total non-current liabilities	17,002	15,740	2,197
Total liabilities	278,635	283,437	39,566
Shareholders’ equity:
Common shares	50	51	7
Treasury shares	(1,674)	(4,319)	(603)
Additional paid-in capital	1,045,221	1,047,406	146,212
Accumulated deficit	(995,715)	(998,288)	(139,356)
Accumulated other comprehensive income	20,040	19,770	2,760
Total Aurora Mobile Limited’s shareholders’ equity	67,922	64,620	9,020
Noncontrolling interests	31,476	32,937	4,598
Total shareholders’ equity	99,398	97,557	13,618
Total liabilities and shareholders’ equity	378,033	380,994	53,184

AURORA MOBILE LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income:
Net (loss)/income	(1,304)	(1,608)	496	68	(3,917)	(1,112)	(156)
Add:
Share-based compensation	913	407	287	40	2,181	694	97
Adjusted net (loss)/income	(391)	(1,201)	783	108	(1,736)	(418)	(59)
Reconciliation of Net (Loss)/Income to Adjusted EBITDA:
Net (loss)/income	(1,304)	(1,608)	496	68	(3,917)	(1,112)	(156)
Add:
Income tax expenses/(benefits)	483	336	(882)	(123)	239	(546)	(76)
Interest expenses	42	39	6	1	48	45	6
Depreciation of property and equipment	371	266	232	32	751	498	70
Amortization of intangible assets	1,115	1,019	1,048	146	2,484	2,067	289
EBITDA	707	52	900	124	(395)	952	133
Add:
Share-based compensation	913	407	287	40	2,181	694	97
Adjusted EBITDA	1,620	459	1,187	164	1,786	1,646	230

AURORA MOBILE LIMITED
UNAUDITED SAAS BUSINESSES REVENUE
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	56,406	62,322	64,407	8,991	101,155	126,729	17,690
Subscription	48,124	53,467	53,659	7,491	90,475	107,126	14,954
Value-Added Services	8,282	8,855	10,748	1,500	10,680	19,603	2,736
Vertical Applications	23,035	26,639	25,453	3,553	42,810	52,092	7,272
Total Revenue	79,441	88,961	89,860	12,544	143,965	178,821	24,962
Gross Profits	52,771	58,844	59,645	8,326	99,143	118,489	16,540
Gross Margin	66.4%	66.1%	66.4%	66.4%	68.9%	66.3%	66.3%